UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO § 240.13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)*

Vantiv, Inc.
(Name of Issuer)

Class A Common Stock, $0.00001 Par Value Per Share
(Title of Class of Securities)

92210H105
(CUSIP Number)

Fifth Third Bancorp
38 Fountain Square Plaza
Cincinnati, Ohio 45263
Tel No.: (800) 972-3030
Attention: James R. Hubbard
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92210H105	Schedule 13D	Page 2 of 6

1.	Names of Reporting Persons

Fifth Third Bancorp 31-0854434
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☒
6.	Citizenship or Place of Organization

Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power

0
	8.	Shared Voting Power

43,042,826 (See Item 5.)
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

43,042,826 (See Item 5.)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

43,042,826 (See Item 5.)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13.	Percent of Class Represented by Amount in Row (11)

18.5% (See Item 5.)
14.	Type of Reporting Person (See Instructions)

HC

CUSIP No. 92210H105	Schedule 13D	Page 3 of 6

1.	Names of Reporting Persons

Fifth Third Bank 31-0676865
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6.	Citizenship or Place of Organization

Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power

0
	8.	Shared Voting Power

43,042,826 (See Item 5.)
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

43,042,826 (See Item 5.)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

43,042,826 (See Item 5.)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13.	Percent of Class Represented by Amount in Row (11)

18.5% (See Item 5.)
14.	Type of Reporting Persons (See Instructions)

BK

CUSIP No. 92210H105	Schedule 13D	Page 4 of 6

This Amendment No. 4 to the Statement on Schedule 13D (this “Amendment No. 4”) relates to the Class A common stock, $0.00001 par value per share, of Vantiv, Inc. (“Vantiv” or the “Company”), a Delaware corporation, and amends the initial statement on Schedule 13D filed by Fifth Third Bancorp, an Ohio corporation (“Bancorp”), Fifth Third Bank, an Ohio banking corporation (“FTB” and, together with Bancorp, the “Reporting Persons”), and FTPS Partners, LLC, a Delaware limited liability company, with the Securities and Exchange Commission on April 2, 2012, as amended by Amendment No. 1 to the initial statement, filed by the Reporting Persons and FTPS Partners, LLC with the Securities Exchange Commission on December 14, 2012, Amendment No. 2 to the initial statement, filed by the Reporting Persons with the Securities Exchange Commission on May 17, 2013 and Amendment No. 3 to the initial statement, filed by the Reporting Persons with the Securities Exchange Commission on August 9, 2013 (the initial statement, Amendment No. 1, Amendment No. 2 and Amendment No. 3 together, the “Initial Statement”).  Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Initial Statement.

Item 2.	Identity and Background.

Information regarding the executive officers and directors of the Reporting Persons is hereby amended by replacing Exhibit A to the Initial Statement in its entirety with Exhibit A attached hereto.

Item 4.	Purpose of Transaction.

Item 4. of the Initial Statement is hereby supplemented by inserting the following paragraph after the sixth paragraph thereunder:

“On June 2, 2014, FTB completed the sale of 5,780,000 shares of Class A common stock of Vantiv as part of a registered block trade transaction (the “Block Trade”) conducted pursuant to FTB’s exercise of the registration rights granted to it by Vantiv in connection with the IPO and related reorganization transactions.  All of the shares of Class A common stock sold by FTB in the Block Trade were acquired by exercising the Exchange Right granted to FTB under the Exchange Agreement.  FTB exchanged 5,780,000 Class B units of Holding, and 5,780,000 shares of Class B common stock of Vantiv owned by it were simultaneously cancelled pursuant to the Exchange Agreement.  Immediately following the completion of the Secondary Offering, FTB held 43,042,826 Class B units of Holding and 43,042,826 shares of Class B common stock of Vantiv.”

The thirteenth paragraph under Item 4. of the Initial Statement is hereby replaced in its entirety with the following:

“The Reporting Persons have no present plans or proposals that relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.  However, the Reporting Persons may, from time to time, following the expiration of the 45-day lock-up agreement entered into in connection with the Block Trade and effective as of May 28, 2014, (i) exercise the Exchange Right and/or (ii) dispose of all or part of any shares of Class A common stock received upon exercise of the Exchange Right.  If the Reporting Persons do from time to time exercise the Exchange Right with respect to the Class B units of Holding, an equal number of shares of Class B common stock of Vantiv automatically will be cancelled, and thus the number of directors that the Reporting Persons are entitled to elect could decrease.  In addition, the Reporting Persons have the right to, and may from time to time, exercise the consent rights with respect to Vantiv and Holding that are described in Item 6.”

Item 5.	Interests in Securities of the Issuer.

Paragraphs (a)–(d) of Item 5. of the Initial Statement are hereby replaced in their entirety as follows:

“(a)           None of the Reporting Persons currently owns any issued and outstanding shares of Class A common stock of Vantiv.  As a result of Bancorp’s and FTB’s ownership of Class B units of Holding and the Warrant and Bancorp’s and FTB’s Exchange Right, Bancorp and FTB beneficially own 18.5% of the Class A common stock of Vantiv.  If there were no 18.5% limit, and if all Class B units of Holding held by Bancorp and FTB were exchanged for Class A common stock of Vantiv, Bancorp and FTB would hold 22.8 % of the Class A common stock.”

“Bancorp beneficially owns 43,042,826 Class B units of Holding, consisting of 43,042,826 Class B units of Holding held by FTB, which represent 22.8% of the outstanding units of Holding, and a Warrant exercisable for 20,378,027 Class C non-voting units of Holding held by FTB, which are then exchangeable for Class A common stock of Vantiv pursuant to the Exchange Right.  FTB beneficially owns 43,042,826 Class B units of Holding, consisting of 43,042,826 Class B units of Holding held directly by FTB, which represent 22.8% of the outstanding units of Holding, and a Warrant exercisable for

CUSIP No. 92210H105	Schedule 13D	Page 5 of 6

20,378,027 Class C non-voting units of Holding held by FTB, which are then exchangeable for Class A common stock of Vantiv pursuant to the Exchange Right.”

“Because the voting power conferred by the Class B common stock is limited to 18.5% of all voting power of the capital stock of Vantiv and because the voting power of the Class B common stock is reduced by any Class A common stock that the Fifth Third investors may hold so that the 18.5% limit is not exceeded, the Class B common stock would not confer any additional voting power on the Reporting Persons if the Reporting Persons also held Class A common stock.”

“Other than as provided above and other than equity awards made to Greg D. Carmichael and Daniel T. Poston, as directors of Vantiv, each pursuant to the Vantiv 2012 Equity Incentive Plan as set forth in Exhibit H, neither the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Exhibit A, owns or has any right to acquire, directly or indirectly, any shares of the Class A common stock of Vantiv.”

“(b)           Bancorp and FTB share the power to vote or to direct the vote and to dispose or direct the disposition of all shares of Class A common stock of Vantiv indicated in Item 5(a) above.”

“(c)           Except for the exchange of Class B units of Holding and the sale of the resulting shares of Class A common stock in the June 2, 2013 Block Trade, none of the Reporting Persons, nor, to the best of the Reporting Persons’ knowledge, any of the persons listed in Exhibit A hereto, has effected any transaction that may be deemed to be a transaction in the Class A common stock of Vantiv during the past 60 days.”

“(d)           No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A common stock of Vantiv that may be deemed to be beneficially owned by the Reporting Persons as provided for herein.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6. of the Initial Statement is hereby supplemented by inserting the following at the end of the information contained therein:

“Underwriting Agreement”

“In connection with the Block Trade, FTB entered into an underwriting agreement, dated May 28, 2014 (the “Underwriting Agreement”), with Vantiv, Holding and Goldman Sachs & Co., as underwriter, relating to the purchase by the underwriter of 5,780,000 shares of Class A common stock of Vantiv from FTB.”

“The form of Underwriting Agreement executed in connection with the Block Trade is attached hereto as Exhibit K.”

Item 7.	Material to be Filed as Exhibits.

Item 7. of the Initial Statement is hereby amended and supplemented as follows:

Exhibit	Description
Exhibit A	Directors and Executive Officers of Fifth Third Bancorp and Fifth Third Bank
Exhibit H	Beneficial Ownership of Vantiv, Inc. securities by Greg D. Carmichael and Daniel T. Poston
Exhibit K
Underwriting Agreement (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K (Securities Exchange Act File No. 001-34562) that was filed with the U.S. Securities and Exchange Commission on June 3, 2014 by Vantiv, Inc.)

CUSIP No. 92210H105	Schedule 13D	Page 6 of 6

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:	June 10, 2014

Fifth Third Bancorp

By:	/s/ James R. Hubbard
	Name:	James R. Hubbard
	Title:	Senior Vice President & Chief Legal Officer

Fifth Third Bank

By:	/s/ James R. Hubbard
	Name:	James R. Hubbard
	Title:	Senior Vice President & Chief Legal Officer

Exhibit A

DIRECTORS AND EXECUTIVE OFFICERS OF FIFTH THIRD BANCORP
AND FIFTH THIRD BANK

The following tables set forth the name and present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and citizenship of each director and executive officer of Fifth Third Bancorp and Fifth Third Bank. The business address of each such person whose principal occupation or employment is with Fifth Third Bancorp or Fifth Third Bank is c/o Fifth Third Bancorp at 38 Fountain Square Plaza, Cincinnati, Ohio 45263.

DIRECTORS OF FIFTH THIRD BANCORP	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND PRINCIPAL BUSINESS AND BUSINESS ADDRESS	CITIZENSHIP

James P. Hackett, Chairman	Vice Chair and Director, Steelcase Inc. P.O. Box 1967 Location CH4E Grand Rapids, MI 49501-1967	United States

Marsha C. Williams, Lead Director	Former Senior Vice President and CFO, Orbitz Worldwide, Inc. 34 Logan Loop Highland Park, IL 60035	United States

Nicholas K. Akins	Chairman, President and Chief Executive Officer, American Electric Power 1 Riverside Plaza Colombus, Ohio 43215	United States

B. Evan Bayh III	Partner, McGuireWoods LLP 2001 K Street Suite 400 Washington, DC 20006-1040	United States

Ulysses L. Bridgeman, Jr.	President, B.F. Companies 1903 Stanley Gault Parkway Louisville, KY 40223	United States

Emerson L. Brumback	Former President and COO, M&T Bank 13635 Carnoustie Circle Dade City, FL 33525	United States

Gary R. Heminger	President and CEO, Marathon Petroleum Corporation 539 South Main Street Findlay, OH 45840	United States

Jewell D. Hoover	Principal and bank consultant, Hoover and Associates, LLC P.O. Box 49777 Charlotte, NC 28277	United States

Kevin T. Kabat	Vice Chairman & CEO, Fifth Third Bancorp 38 Fountain Square Plaza, Cincinnati, Ohio 45263	United States

Mitchel D. Livingston, Ph.D.	Former Vice President for Student Affairs and Chief Diversity Officer, University of Cincinnati P.O. Box 210638 Cincinnati, OH 45221-0638	United States

DIRECTORS OF FIFTH THIRD BANCORP	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND PRINCIPAL BUSINESS AND BUSINESS ADDRESS	CITIZENSHIP

Michael B. McCallister	Former Chairman of the Board of Directors and CEO, Humana Inc. 500 West Main Street Louisville, KY 40202	United States

Hendrik G. Meijer	Co-Chairman of the Board of Directors and CEO, Meijer, Inc. 2929 Walker NW Grand Rapids, MI 49504	United States

EXECUTIVE OFFICERS OF FIFTH THIRD BANCORP	PRESENT PRINCIPAL OCCUPATION	CITIZENSHIP

Kevin T. Kabat	Vice Chairman & CEO, Fifth Third Bancorp	United States

Chad M. Borton	Executive Vice President, Fifth Third Bancorp	United States

Greg D. Carmichael	President & Chief Operating Officer, Fifth Third Bancorp	United States

Frank R. Forrest	Executive Vice President & Chief Risk and Credit Officer, Fifth Third Bancorp	United States

Mark D. Hazel	Senior Vice President & Controller, Fifth Third Bancorp	United States

James R. Hubbard	Senior Vice President & Chief Legal Officer, Fifth Third Bancorp	United States

James C. Leonard	Senior Vice President and Treasurer, Fifth Third Bancorp	United States

Gregory L. Kosch	Executive Vice President, Fifth Third Bancorp	United States

Daniel T. Poston	Executive Vice President & Chief Strategy and Administrative Officer, Fifth Third Bancorp	United States

Joseph R. Robinson	Executive Vice President & Chief Information Officer, Fifth Third Bancorp	United States

Robert A. Sullivan	Senior Executive Vice President, Fifth Third Bancorp	United States

Teresa J. Tanner	Executive Vice President & Chief Human Resources Officer, Fifth Third Bancorp	United States

Mary E. Tuuk	Executive Vice President of Corporate Services and Board Secretary, Fifth Third Bancorp	United States

EXECUTIVE OFFICERS OF FIFTH THIRD BANCORP	PRESENT PRINCIPAL OCCUPATION	CITIZENSHIP

Tayfun Tuzun	Executive Vice President & Chief Financial Officer, Fifth Third Bancorp	United States

DIRECTORS OF FIFTH THIRD BANK	PRESENT PRINCIPAL OCCUPATION	CITIZENSHIP

James P. Hackett, Chairman	Vice Chair and Director, Steelcase Inc.	United States

Marsha C. Williams, Lead Director	Former Senior Vice President and CFO, Orbitz Worldwide, Inc.	United States

Nicholas K. Akins	Chairman, President and CEO, American Electric Power Company	United States

B. Evan Bayh III	Partner, McGuireWoods LLP	United States

Ulysses L. Bridgeman, Jr.	President, B.F. Companies	United States

Emerson L. Brumback	Former President and COO, M&T Bank	United States

Gary R. Heminger	President and CEO, Marathon Petroleum Corporation	United States

Jewell D. Hoover	Principal and bank consultant, Hoover and Associates, LLC	United States

Kevin T. Kabat	Vice Chairman & CEO, Fifth Third Bancorp	United States

Mitchel D. Livingston, Ph.D.	Former Vice President for Student Affairs and Chief Diversity Officer, University of Cincinnati	United States

Michael B. McCallister	Former Chairman of the Board of Directors and CEO, Humana Inc.	United States

Hendrik G. Meijer	Co-Chairman of the Board of Directors and CEO, Meijer, Inc.	United States

EXECUTIVE OFFICERS OF FIFTH THIRD BANK	PRESENT PRINCIPAL OCCUPATION	CITIZENSHIP

Kevin T. Kabat	Vice Chairman & CEO, Fifth Third Bancorp	United States

Chad M. Borton	Executive Vice President, Fifth Third Bancorp	United States

Greg D. Carmichael	President & Chief Operating Officer, Fifth Third Bancorp	United States

Frank R. Forrest	Executive Vice President & Chief Risk and Credit Officer	United States

Mark D. Hazel	Senior Vice President & Controller, Fifth Third Bancorp	United States

James R. Hubbard	Senior Vice President & Chief Legal Officer, Fifth Third Bancorp	United States

EXECUTIVE OFFICERS OF FIFTH THIRD BANK	PRESENT PRINCIPAL OCCUPATION	CITIZENSHIP

James C. Leonard	Senior Vice President and Treasurer, Fifth Third Bancorp	United States

Gregory L. Kosch	Executive Vice President, Fifth Third Bancorp	United States

Daniel T. Poston	Executive Vice President & Chief Strategy and Administrative Officer, Fifth Third Bancorp	United States

Joseph R. Robinson	Executive Vice President & Chief Information Officer, Fifth Third Bancorp	United States

Robert A. Sullivan	Executive Vice President, Fifth Third Bancorp	United States

Teresa J. Tanner	Executive Vice President & Chief Human Resources Officer, Fifth Third Bancorp	United States

Mary E. Tuuk	Executive Vice President of Corporate Services and Board Secretary, Fifth Third Bancorp	United States

Tayfun Tuzun	Executive Vice President & Chief Financial Officer, Fifth Third Bancorp	United States

BENEFICIAL OWNERSHIP OF VANTIV, INC. SECURITIES BY
GREG D. CARMICHAEL AND DANIEL T. POSTON

Executive Officer or Director	Beneficial Ownership of Class A common stock of Vantiv, Inc.

Greg D. Carmichael	16,414 shares
Daniel T. Poston	13,854.4256 shares

H-1